Exhibit 99.1

news release

For Immediate Release

Encana completes sale of its Jonah field operations in Wyoming for $1.8 billion

Calgary, Alberta (May 12, 2014) TSX, NYSE: ECA

Encana Corporation (Encana) announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., has completed the previously announced sale of certain natural gas properties in the Jonah field located in Sublette County, Wyoming to an affiliate of TPG Capital, for a purchase price of approximately US$1.8 billion.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Media Relations
(403) 645-2285	(403) 645-4747
Patti Posadowski
Sr. Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

Encana Corporation	1